Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212571

Information Supplement dated October 7, 2016 to the
Pricing Supplement dated July 18, 2016
to the Prospectus dated July 18, 2016
and the Prospectus Supplement
dated July 18, 2016

iPath® MSCI India Index ETN

This document (the “Information Supplement”) supplements the pricing supplement dated July 18, 2016 (the “Pricing Supplement”), of the iPath® Exchange-Traded Notes due December 18, 2036 (the “Securities”). Capitalized terms used but not defined in this Information Supplement have the meanings set forth in the Pricing Supplement.

Impact of Indian regulations on the Securities: The Securities have been determined to be subject to certain regulations and recent circulars issued by the Securities and Exchange Board of India (“SEBI”) relating to offshore derivative instruments linked to Indian equity securities. These regulations and circulars include requirements that cannot be complied with in the context of the Securities.  As a result, SEBI has advised us not to issue additional Securities and that the positions being held in the Securities may only continue until December 31, 2020.

We previously restricted further sales from inventory and further issuances of the Securities in 2009. We are currently considering steps to comply with the SEBI decision by December 31, 2020 and will make a further announcement in due course. These steps may result in the Securities ceasing to be listed and publicly traded.

Risk Factors

Market and Volatility Risk: As described in the Pricing Supplement, under the heading “Risk Factors—The Market Value of the Securities May Be Influenced by Many Unpredictable Factors”, the market value of the Securities may be influenced by, among other things, the levels of supply and demand for such Securities. The SEBI notification may cause fluctuations in the price of the Securities in the secondary market, and it is possible that the market price of the Securities may at any time reflect a premium or a discount to the daily redemption value of the Securities. Investors should exercise extreme caution before purchasing or selling the Securities at a time when market prices are volatile or when a premium or discount to the daily redemption value exists.

Governmental Actions: SEBI may at any time implement changes to the regulation of certain types of instruments linked to the equity securities of Indian companies. If future legislation or policies implemented by the Indian government, including SEBI, affects issuance or sale of the Securities or our hedging with respect to the Securities, the market for the Securities could be further adversely affected.

You may lose some or all of your principal if you invest in the Securities. Any payment on the Securities at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. See “Risk Factors” beginning on page PS-10 of the Pricing Supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or determined that this Information Supplement or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

The agent for the offering, Barclays Capital Inc., is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, of the Financial Industry Regulatory Authority.  Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto).  For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Patent pending

Information Supplement dated October 7, 2016 to

Pricing Supplement dated July 18, 2016

We describe the Securities in the Pricing Supplement (as supplemented by this Information Supplement), prospectus supplement and prospectus filed with the Securities and Exchange Commission, or SEC. You may access the Information supplement, the Pricing Supplement and the related prospectus supplement and prospectus on the SEC website:

•                  Pricing Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133052/a16-13981_33424b2.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm